Exhibit 6.14

Restricted Common Stock Award Agreement

This Restricted Stock Award Agreement (this “Agreement”) is made and entered into as of January 1, 2025 (the “Grant Date”) by and between Alternative Ballistics Corporation, a Nevada corporation (the “Company”) and Cuento LLC, a California limited liability company (the “Cuento”).

WHEREAS, the Board of Directors has approved the issuance of stock awards from time to time for the purpose of retaining the services of selected employees, consultants, and other independent advisors in the service of the Company.

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to grant the award of Restricted Stock provided for herein in exchange for services to be provided by Cuento.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. Grant of Restricted Stock. The Company hereby issues to Cuento on the Grant Date a Restricted Stock Award consisting of, in the aggregate, $30,000 worth of shares of Common Stock of the Company (the “Restricted Stock”), per quarter, on the terms and conditions and subject to the restrictions set forth in this Agreement. The number of shares of the Company’s common stock awarded will be calculated at the then current “Fair Market Value,” which shall be determined by the Board or, if the shares are traded or quoted in an exchange or an over the counter marketplace, by the average of the last sale price of the shares for the ten trading days preceding the end of the quarter. The shares will be issued on the last day of each quarter during the term of the Agreement.

2. Consideration. The grant of the Restricted Stock is made in consideration of the services to be rendered by Cuento to the Company pursuant to the terms of the Marketing & Promotional Services Agreement entered into on January 1, 2025 (the “MPSA”).

3. Restricted Period; Vesting.

3.1. Except as otherwise provided herein, provided that Cuento remains in Continuous Service through the applicable vesting date, and further provided that any additional conditions and performance goals set forth in the MPSA have been met, the Restricted Stock will vest in accordance with the following schedule:

Vesting Date	Shares of Common Stock
March 31, 2025	$30,000

June 30, 2025	$30,000

The period over which the Restricted Stock vests is referred to as the “Restricted Period.”

3.2. Upon termination of the MPSA at any time before all of Cuento’s Restricted Stock has vested, Cuento’s unvested Restricted Stock shall be immediately and automatically forfeited upon such termination and neither the Company nor any Affiliate shall have any further obligations to Cuento under this Agreement.

3.3. The foregoing vesting schedule notwithstanding, upon the occurrence of a Change in Control, 100% of the unvested Restricted Stock shall vest as of the date of the Change in Control.

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4. Restrictions. Subject to any exceptions set forth in this Agreement, during the Restricted Period, the Restricted Stock or the rights relating thereto may not be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by Cuento. Any attempt to assign, alienate, pledge, attach, sell, or otherwise transfer or encumber the Restricted Stock or the rights relating thereto during the Restricted Period shall be wholly ineffective. Subsequent to the Restricted Period, the Restricted Stock may only be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered as allowed by law in the particular circumstance. The Company has the right to prohibit any such aforementioned action or to require a legitimate legal opinion from a licensed attorney at Cuento’s expense prior to recognizing such action. The Company also has the right to require a permitted transferee to execute such legal documents and agreements as the Company, in its sole discretion, deems necessary, prior to permitting such transfer.

5. Rights as Shareholder; Dividends.

5.1. Cuento shall be the record owner of the Restricted Stock, as, when, and if vested, until the shares of Common Stock are sold or otherwise disposed of, and shall be entitled to all of the rights of a shareholder of the Company including, without limitation, the right to vote such shares and receive all dividends or other distributions paid with respect to such shares. Notwithstanding the foregoing, any dividends or other distributions shall be subject to the same restrictions on transferability as the shares of Restricted Stock with respect to which they were paid.

The Company may issue stock certificates or evidence Cuento’s interest by using a restricted book entry account with the Company’s transfer agent.

5.2. If Cuento forfeits any rights Cuento has under this Agreement in accordance with Section 3 of this Agreement, Cuento shall, on the date of such forfeiture, no longer have any rights as a shareholder with respect to the Restricted Stock and shall no longer be entitled to vote or receive dividends on such shares.

6. No Right to Continued Service. This Agreement shall not confer upon Cuento any right to be retained as a Service Provider of the Company or in any other capacity. Further, nothing in this Agreement shall be construed to limit the discretion of the Company to terminate the MPSA at any time.

7. Company Representations. The Company represents and warrants to Cuento as follows:

7.1. Power and Authority. The Company has the power and authority to execute and deliver this Agreement and consummate the transactions contemplated hereby.

7.2. Organization and Qualification. The Company is incorporated, duly organized, validly existing and in good standing under the laws of the State of Nevada.

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7.3. Validity and Enforceability. This Agreement and all other instruments or documents executed by the Company in connection herewith have been duly executed by the Company, and constitute legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity (whether considered in an action at law or in equity). The terms of this Agreement and the underlying transaction comply with all applicable laws of the United States of America and of any applicable state thereof and no consent, approval, order or authorization of, or registration, qualifications, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the repurchase of shares contemplated by this Agreement.

7.4. Authorized Capital Stock of Company. The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, each having a par value of $0.001, of which 139,713,996 shares of Common Stock are issued and outstanding as of December 31, 2024. All the Company’s shares are validly issued, fully paid, and nonassessable and have been issued in full compliance with all federal and state securities laws.

8. Section 83(b) Election. In its sole discretion and upon the advice of its own legal and financial advisors and not on any advice of the Company, Cuento may make an election under Code Section 83(b) (a “Section 83(b) Election”) with respect to the Restricted Stock. Any such election must be made within 30 days after the Grant Date. If Cuento elects to make a Section 83(b) Election, Cuento shall provide the Company with a copy of an executed version and satisfactory evidence of the filing of the executed Section 83(b) Election with the US Internal Revenue Service. Cuento agrees to assume full responsibility for ensuring that the Section 83(b) Election is actually and timely filed with the US Internal Revenue Service and for all tax consequences resulting from the Section 83(b) Election.

9. Compliance with Law. The issuance and transfer of shares of Common Stock shall be subject to compliance by the Company and Cuento with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company’s shares of Common Stock may be listed. No shares of Common Stock shall be issued or transferred unless and until any then applicable requirements of state and federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel. Cuento understands that the Company is under no obligation to register the shares of Common Stock with the Securities and Exchange Commission, any state securities commission or any stock exchange to effect such compliance.

10. Legends. A legend may be placed on any certificate(s) or other document(s) delivered to the Director indicating restrictions on transferability of the shares of Restricted Stock pursuant to this Agreement or any other restrictions that the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any applicable federal or state securities laws or any stock exchange on which the shares of Common Stock are then listed or quoted.

11. Notices. Any notice required to be delivered to the Company under this Agreement shall be in writing and addressed to the President of the Company at the Company’s principal corporate offices. Any notice required to be delivered to Cuento under this Agreement shall be in writing and addressed to the Cuento at the address as shown in the records of the Company. Either party may designate another address in writing (or by such other method approved by the Company) from time to time.

12. Governing Law. This Agreement will be construed and interpreted in accordance with the laws of the State of California without regard to conflict of law principles.

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13. Arbitration. Any controversy arising out of or relating to this Agreement or the enforcement or interpretation of this Agreement, or because of an alleged breach, default, or misrepresentation in connection with any of the provisions of this Agreement, including (without limitation) any state or federal statutory claims, shall be submitted to arbitration in San Diego County, California, before a sole arbitrator (the “Arbitrator”) selected from Judicial Arbitration Mediation Services (“JAMS”), or if JAMS is not able to supply the arbitrator, such arbitrator shall be selected from the American Arbitration Association (“AAA”), and shall be conducted in accordance with the provisions of California Code of Civil Procedure §§ 1280 et. seq. as the exclusive remedy of such dispute; provided, however, that provisional injunctive relief may, but need not, be sought in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator. Final resolution of any dispute through arbitration may include any remedy or relief that would be available in a court of law, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the Arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the Arbitrator’s award or decision is based. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction. By agreeing to arbitration, the parties agree that there will be no limitations on discovery. The parties shall be entitled to conduct discovery as they would be in court, as set forth in the California Code of Civil Procedure. The parties acknowledge and agree that they are voluntarily waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with any of the matters referenced in the first sentence of this section. The parties agree that the payment of the forum costs of any arbitration hereunder, including the Arbitrator’s fee, shall be shared equally by the parties. The parties further agree that in any proceeding with respect to such matters, the prevailing party will be entitled to recover its reasonable attorney’s fees and costs from the non-prevailing party.

14. Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon Cuento and its successors and assigns.

15. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and each provision of this Agreement shall be severable and enforceable to the extent permitted by law.

16. Discretionary Nature of Agreement. The grant of the Restricted Stock in this Agreement does not create any contractual right or other right to receive any Restricted Stock or other Awards in the future. Future Awards, if any, will be at the sole discretion of the Company.

17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by facsimile, by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

18. Acceptance. Cuento hereby acknowledges receipt of this Agreement. Cuento has read and understands the terms and provisions thereof, and accepts the Restricted Stock subject to all of the terms and conditions of this Agreement. Cuento acknowledges that there may be adverse tax consequences upon the grant or vesting of the Restricted Stock or disposition of the shares and Cuento has been advised to consult a tax advisor prior to such grant, vesting or disposition.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ALTERNATIVE BALLISTICS CORPORATION

By:	/s/ Steven Luna
Name:	Steven Luna
Title:	Chief Executive Officer

CUENTO, LLC

By:	/s/ Wayne Partello
Name:	Wayne Partello
Title:	Chief Executive Officer

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